Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2018 Financial Results

Non-GAAP1 Net Income in Q3 2018 Increased by 109.2% Year-Over-Year to RMB83.0 million

Added 251 Offline Retail Stores During 20182

NANJING, China, November 27, 2018 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Highlights for the Third Quarter of 2018

•	Non-GAAP income from operations was RMB51.4 million (US$7.5 million3) in the third quarter of 2018, compared to a Non-GAAP income from operations of RMB0.6 million in the third quarter of 2017.
•	Net income was RMB28.0 million (US$4.1 million) in the third quarter of 2018, compared to a net loss of RMB27.0 million in the third quarter of 2017. Non-GAAP net income was RMB83.0 million (US$12.1 million) in the third quarter of 2018, representing a year-over-year increase of 109.2%.
•	Operating expenses in the third quarter of 2018 decreased by 22.1% year-over-year to RMB395.1 million (US$57.5 million).
•	As of October 31, 2018, Tuniu had 415 offline retail stores in total, of which 251 were newly added since January 1, 2018.
•	As of November 27, 2018, Tuniu had 26 local tour operators in total, including 1 newly launched local tour operator overseas[4] since July 31, 2018.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “During the third quarter, we have continued to improve our sales and service networks in order to maximize the customer’s experience. We have refined our sales network to further simplify our customers’ booking experience across each channel and further integrated our service network with our platform to insure our customers are served with higher quality products and services. Our direct procurement as a percentage of packaged tour GMV reached 60% in the third quarter. Going forward, we believe our dedication to improving the user experience will differentiate Tuniu from our peers and will serve as the driver of our growth in the future.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “We are excited to announce that Tuniu achieved profitability during the third quarter of 2018 both on a GAAP and non-GAAP basis. Additionally, we were able to generate positive cash flow during the first three quarters this year. We believe our ability to achieve profitability and maintain positive operating cash flow this quarter is a reflection of how our long-term strategies have positively reshaped our company’s financials. Our achievement this quarter is a significant step towards unlocking greater long-term value for our shareholders.”

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The section below entitled “Highlights for the Third Quarter of 2018” provides additional information about some key financial figures and operating data.

3 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8680 on September 28, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

4 The 1 newly launched local tour operator overseas is located in the Austria.

Third Quarter 2018 Results

Net revenues were RMB763.1 million (US$111.1 million) in the third quarter of 2018, representing a year-over-year decrease of 5.3% from the corresponding period in 2017.

•	Revenues from packaged tours were RMB632.7 million (US$92.1 million) in the third quarter of 2018, representing a year-over-year increase of 4.7% from the corresponding period in 2017. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB130.4 million (US$19.0 million) in the third quarter of 2018, representing a year-over-year decrease of 35.5% from the corresponding period in 2017. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of revenues was RMB371.6 million (US$54.1 million) in the third quarter of 2018, representing a year-over-year increase of 1.8% from the corresponding period in 2017. As a percentage of net revenues, cost of revenues was 48.7% in the third quarter of 2018 compared to 45.3% in the corresponding period in 2017.

Gross profit was RMB391.5 million (US$57.0 million) in the third quarter of 2018, representing a year-over-year decrease of 11.2% from the corresponding period in 2017. The decrease was primarily due to the decrease in other revenues.

Operating expenses were RMB395.1 million (US$57.5 million) in the third quarter of 2018, representing a year-over-year decrease of 22.1% from the corresponding period in 2017. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB54.4 million (US$7.9 million) in the third quarter of 2018. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB340.7 million (US$49.6 million) in the third quarter of 2018, representing a year-over-year decrease of 22.7%.

•	Research and product development expenses were RMB78.3 million (US$11.4 million) in the third quarter of 2018, representing a year-over-year decrease of 36.9%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB4.2 million (US$0.6 million), were RMB74.1 million (US$10.8 million) in the third quarter of 2018, representing a year-over-year decrease of 39.1% from the corresponding period in 2017. Research and product development expenses as a percentage of net revenues were 10.3% in the third quarter of 2018, decreasing from 15.4% in the corresponding period in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB209.6 million (US$30.5 million) in the third quarter of 2018, representing a year-over-year decrease of 6.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.7 million (US$5.1 million), were RMB174.8 million (US$25.5 million) in the third quarter of 2018, representing a year-over-year decrease of 8.0% from the corresponding period in 2017. Sales and marketing expenses as a percentage of net revenues were 27.5% in the third quarter of 2018, decreasing from 27.9% in the corresponding period in 2017. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB122.9 million (US$17.9 million) in the third quarter of 2018, representing a year-over-year decrease of 25.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB15.5 million (US$2.3 million), were RMB107.4 million (US$15.6 million) in the third quarter of 2018, representing a year-over-year decrease of 21.3% from the corresponding period in 2017. General and administrative expenses as a percentage of net revenues were 16.1% in the third quarter of 2018, decreasing from 20.6% in the corresponding period in 2017. The decrease was primarily due to the increase in operating efficiency resulting from economies of scale and refined management.

Loss from operations was RMB3.6 million (US$0.5 million) in the third quarter of 2018, compared to a loss from operations of RMB66.0 million in the third quarter of 2017. Non-GAAP income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB51.4 million (US$7.5 million) in the third quarter of 2018.

Net income was RMB28.0 million (US$4.1 million) in the third quarter of 2018, compared to a net loss of RMB27.0 million in the third quarter of 2017. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB83.0 million (US$12.1 million) in the third quarter of 2018.

Net income attributable to ordinary shareholders was RMB31.0 million (US$4.5 million) in the third quarter of 2018, compared to a net loss attributable to ordinary shareholders of RMB29.3 million in the third quarter of 2017. Non-GAAP net income attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB86.1 million (US$12.5 million) in the third quarter of 2018.

As of September 30, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.9 billion (US$271.0 million).

Business Outlook

For the fourth quarter of 2018, Tuniu expects to generate RMB422.9 million to RMB446.4 million of net revenues, which represents 5% to 10% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 27, 2018, (9:00 pm, Beijing/Hong Kong Time, on November 27, 2018) to discuss the third quarter 2018 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

China:	4001-201203

International:	+1-412-902-4272

Conference ID:	Tuniu 3Q 2018 Earnings Call

A telephone replay will be available one hour after the end of the conference through December 4, 2018. The dial-in details are as follows:

US:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code:	10126389

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,200,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	484,101	614,224	89,433
Restricted cash	91,810	208,365	30,339
Short-term investments	3,084,634	1,038,799	151,252
Accounts receivable, net	286,627	508,841	74,089
Amounts due from related parties	171,331	699,831	101,897
Prepayments and other current assets	939,463	1,747,378	254,422
Yield enhancement products and accrued interest	31,337	-	-
Total current assets	5,089,303	4,817,438	701,432

Non-current assets
Long-term investments	484,991	1,330,386	193,708
Property and equipment, net	148,278	172,767	25,155
Intangible assets,net	460,634	353,982	51,541
Goodwill	147,639	155,680	22,667
Yield enhancement products over one year and accrued interest	170,505	-	-
Other non-current assets	156,455	173,900	25,321
Total non-current assets	1,568,502	2,186,715	318,392
Total assets	6,657,805	7,004,153	1,019,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	852,500	1,630,842	237,455
Amounts due to related parties	86,923	80,749	11,757
Salary and welfare payable	187,561	110,551	16,097
Taxes payable	32,036	15,535	2,262
Advances from customers	1,210,615	1,079,211	157,136
Accrued expenses and other current liabilities	373,690	560,254	81,574
Amounts due to the individual investors of yield enhancement products	177,971	-	-
Total current liabilities	2,921,296	3,477,142	506,281

Non-current liabilities	42,481	46,796	6,814
Total liabilities	2,963,777	3,523,938	513,095

Mezzanine equity
Redeemable noncontrolling interests	96,719	68,086	9,914

Shareholders' equity
Ordinary shares	248	248	36
Less: Treasury stock	(185,419)	(299,209)	(43,566)
Additional paid-in capital	9,013,793	9,054,015	1,318,290
Accumulated other comprehensive income	272,386	284,078	41,363
Accumulated deficit	(5,505,897)	(5,629,830)	(819,720)
Total Tuniu's shareholders' equity	3,595,111	3,409,302	496,403
Noncontrolling interests	2,198	2,827	412
Total Shareholders' equity	3,597,309	3,412,129	496,815
Total liabilities and shareholders' equity	6,657,805	7,004,153	1,019,824

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$

Revenues
Packaged tours	604,047	437,609	632,723	92,126
Others	202,038	87,641	130,408	18,988
Net revenues	806,085	525,250	763,131	111,114
Cost of revenues	(365,206)	(274,475)	(371,622)	(54,109)
Gross profit	440,879	250,775	391,509	57,005

Operating expenses
Research and product development	(123,974)	(77,044)	(78,270)	(11,396)
Sales and marketing	(224,808)	(173,638)	(209,563)	(30,513)
General and administrative	(165,874)	(129,317)	(122,936)	(17,900)
Other operating income	7,757	8,078	15,656	2,280
Total operating expenses	(506,899)	(371,921)	(395,113)	(57,529)
Loss from operations	(66,020)	(121,146)	(3,604)	(524)
Other income/(expenses)
Interest and investment income, net	39,864	44,592	38,167	5,557
Foreign exchange gains/(losses), net	1,908	(6,633)	(9,030)	(1,315)
Other (loss)/income, net	(174)	(157)	1,293	188
(Loss)/Income before income tax expense	(24,422)	(83,344)	26,826	3,906
Income tax (expense)/benefit	(2,583)	524	1,126	164
Net (loss)/income	(27,005)	(82,820)	27,952	4,070
Net income/(loss) attributable to noncontrolling interests	609	(1,721)	(4,104)	(598)
Net income attributable to redeemable noncontrolling interests	514	255	831	121
Net (loss)/income attributable to Tuniu Corporation	(28,128)	(81,354)	31,225	4,547
(Accretion on)/Reversal of redeemable noncontrolling interest	(1,177)	1,733	(204)	(30)
Net (loss)/income attributable to ordinary shareholders	(29,305)	(79,621)	31,021	4,517

Net (loss)/income	(27,005)	(82,820)	27,952	4,070
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(36,143)	23,802	16,342	2,379
Comprehensive (loss)/income	(63,148)	(59,018)	44,294	6,449

(Loss)/Income per share
Basic	(0.08)	(0.21)	0.08	0.01
Diluted	(0.08)	(0.21)	0.08	0.01

(Loss)/Income per ADS*
Basic	(0.24)	(0.63)	0.24	0.03
Diluted	(0.24)	(0.63)	0.24	0.03

Weighted average number of ordinary shares used in computing basic (loss)/income per share	372,335,675	381,234,313	370,412,795	370,412,795
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	372,335,675	381,234,313	379,333,481	379,333,481

Share-based compensation expenses included are as follows:
Cost of revenues	228	250	614	89
Research and product development	2,005	1,901	3,790	552
Sales and marketing	545	231	556	81
General and administrative	28,451	22,485	14,731	2,145
Total	31,229	24,867	19,691	2,867

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(371,622)	614	-	(371,008)

Research and product development	(78,270)	3,790	399	(74,081)
Sales and marketing	(209,563)	556	34,163	(174,844)
General and administrative	(122,936)	14,731	781	(107,424)
Other operating income	15,656	-	-	15,656
Total operating expenses	(395,113)	19,077	35,343	(340,693)

(Loss)/Income from operations	(3,604)	19,691	35,343	51,430

Net income	27,952	19,691	35,343	82,986

Net income attributable to ordinary shareholders	31,021	19,691	35,343	86,055

Net income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	0.08			0.23
-Diluted	0.08			0.23
Net income per ADS(RMB)
-Basic	0.24			0.69
-Diluted	0.24			0.69
Weighted average number of ordinary shares
-Basic	370,412,795			370,412,795
-Diluted	379,333,481			379,333,481

	Quarter Ended June 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(274,475)	250	-	(274,225)

Research and product development	(77,044)	1,901	399	(74,744)
Sales and marketing	(173,638)	231	34,163	(139,244)
General and administrative	(129,317)	22,485	781	(106,051)
Other operating income	8,078	-	-	8,078
Total operating expenses	(371,921)	24,617	35,343	(311,961)

Loss from operations	(121,146)	24,867	35,343	(60,936)

Net loss	(82,820)	24,867	35,343	(22,610)

Net loss attributable to ordinary shareholders	(79,621)	24,867	35,343	(19,411)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.21)			(0.05)
Net loss per ADS - basic and diluted (RMB)	(0.63)			(0.15)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	381,234,313			381,234,313

	Quarter Ended September 30, 2017
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(365,206)	228	-	(364,978)

Research and product development	(123,974)	2,005	399	(121,570)
Sales and marketing	(224,808)	545	34,163	(190,100)
General and administrative	(165,874)	28,451	876	(136,547)
Other operating income	7,757	-	-	7,757
Total operating expenses	(506,899)	31,001	35,438	(440,460)

(Loss)/Income from operations	(66,020)	31,229	35,438	647

Net (loss)/income	(27,005)	31,229	35,438	39,662

Net (loss)/income attributable to ordinary shareholders	(29,305)	31,229	35,438	37,362

Net (loss)/income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	(0.08)			0.10
-Diluted	(0.08)			0.10
Net (loss)/income per ADS (RMB)
-Basic	(0.24)			0.30
-Diluted	(0.24)			0.30
Weighted average number of ordinary shares
-Basic	372,335,675			372,335,675
-Diluted	372,335,675			380,259,980

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.